July 31, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	LogicMark, Inc. File No. 333-279133 Registration Statement on Form S-1, as amended Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 29, 2024, in which LogicMark, Inc. (the “Registrant”) requested the acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), for July 31, 2024, at 5:00 p.m. Eastern Time, or as soon as thereafter possible in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Registrant is no longer requesting that the Registration Statement be declared effective at such time and hereby formally withdraws such request for acceleration of such effective date at such time.

In addition, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the Registration Statement so as to become effective on Thursday, August 1, 2024, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale of the securities specified in the Registration Statement by the Registrant.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David Danovitch at (212) 660-3060, or in his absence, Michael DeDonato at (212) 660-3038. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com.

Sincerely,

LogicMark, Inc.

By:	/s/ Mark Archer
Mark Archer
Chief Financial Officer

cc:	Chia-Lin Simmons, LogicMark, Inc.
David E. Danovitch, Sullivan & Worcester LLP
Michael DeDonato, Sullivan & Worcester LLP